                    SECURITIES AND EXCHANGE COMMISSION

                          WASHINGTON, D.C. 20549

                                 FORM 11-K

(Mark One)

[X]       ANNUAL REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended January 31, 1995

                                    OR

[ ]       TRANSITION REPORT PURSUANT TO SECTION 15(d)
          OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from           to
                               ---------    ----------

Commission file number 0-11822

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           MICHAELS STORES, INC.
              5931 Campus Circle Drive, Irving, Texas  75063
                  P.O. Box 619566, DFW, Texas  75261-9566

          Pursuant to the requirements of the Securities Exchange
Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                     MICHAELS STORES, INC.
                                     EMPLOYEES 401(K) PLAN



Date:  August 11, 1995                By: /s/ Donald C. Toby
                                          ------------------
                                          Donald C. Toby
                                          Trustee

                  MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

          In February 1987, Michaels Stores, Inc. (the "Company") established the Michaels Stores, Inc. Employees 401(k) Plan (the "401(k) Plan"). The fiscal year of the 401(k) Plan is February 1 to the following January 31.
The name of the issuer of the securities held pursuant to the 401(k) Plan and the address of its principal executive office is Michaels Stores, Inc., 5931 Campus Circle Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566.

          Changes in the 401(k) Plan. There were no changes in the provisions of the 401(k) Plan during the fiscal year ending January 31, 1995 ("Fiscal 1994").


          Changes in Investment Policy. There were no changes in the investment policy of the 401(k) Plan during Fiscal 1994.


          Contributions Under the 401(k) Plan. The Company makes annual employer matching contributions to the 401(k) Plan for the account of each participating employee in an amount equal to $.50 for each $1.00 of salary reduction contributed by such employee, up to a maximum Company contribution equal to 3% of the employee's compensation.

          Participating Employees. As of January 31, 1995, there were 2,377 employees participating in the 401(k) Plan.

          Administration of the Plan. The 401(k) Plan is administered by an Administration Committee consisting of two persons, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for their services. The members of the Administration Committee are:

          R. Don Morris             Executive Vice President and
                                      Chief Financial Officer,
                                        Michaels Stores, Inc.

          Donald C. Toby            Vice President-Personnel,
                                      Michaels Stores, Inc.

     The address of each of the members of the Administration Committee listed above is Michaels Stores, Inc., 5931 Campus Circle Drive, Irving, Texas 75063, P.O. Box 619566, DFW, Texas 75261-9566. The Administration Committee directs the operation of the 401(k) Plan and may make administrative and procedural regulations. Certain administrative functions may be delegated to officers or employees of the Company. Administration Committee members, officers and employees do not receive compensation from the 401(k) Plan.

          Custodian of Investments. The assets of the 401(k) Plan are held by a trust and managed by trustees ("Trustees"), who may be employees of the Company. At present, the members of the Administration Committee also serve as the Trustees. The Company furnishes the 401(k) Plan with a fidelity bond in the amount of $1,000,000 covering the Trustees. The Trustees receive no compensation from the 401(k) Plan.

          Reports to Participating Employees. Each participant and retired participant having an interest in the 401(k) Plan receives quarterly statements of his or her accounts each plan year.

                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

                                                                    PAGE
                                                                    ----

Report of Independent Auditors                                       F-1
------------------------------

Financial Statements:
--------------------

     Statements of Net Assets Available for Plan Benefits        F-2 to F-3

     Statements of Changes in Net Assets Available for
       Plan Benefits                                             F-4 to F-5

     Notes to Financial Statements                               F-6 to F-11

Supplemental Schedule:                      Schedule
---------------------                       --------

     Assets Held for Investment Purposes        1                    F-12
     Reportable Transactions                    2                    F-13

Consent of Independent Auditors                                      F-14
-------------------------------

A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA
Section 406 and for which there is no statutory or administrative exemption.

                      REPORT OF INDEPENDENT AUDITORS
                      ------------------------------




Board of Directors
Michaels Stores, Inc.

We have audited the accompanying statements of net assets available for plan benefits of Michaels Stores, Inc. Employees 401(k) Plan (the Plan) as of January 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at January 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of Assets Held for Investment Purposes as of January 31, 1995 (Schedule 1) and Reportable Transactions for the year then ended (Schedule 2) are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                ERNST & YOUNG LLP

Dallas, Texas
August 11, 1995

                   MICHAELS STORES, INC. EMPLOYEES 401 (K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 January 31, 1995
                                  (In thousands)

                                                 Fund information
                           -----------------------------------------------------
                                                            Inter-
                                                 Growth     mediate
                                       American  Fund of   Bond Fund
                              General  Balanced  America   of America
                              Subfund  Subfund   Subfund    Subfund    Subtotal
                              -------  --------  -------   ----------  ---------
  ASSETS
  ------

Investment in Michaels
  Stores, Inc. common stock   $15,045                                   $15,045

Investment in mutual funds               $913    $1,630      $2,120       4,663

Other investments                 -       -         -           -           -

Participant loans receivable      455      34        98         203         790

Contributions receivable
  (payable):
  Participants                    102      30        45          36         213
  Employer                     (3,560)     -         -           -       (3,560)
                              -------    ----    ------      ------     --------
                               (3,458)     30        45          36      (3,347)

Interfund due to/(from)         1,131    (190)     (394)       (467)         80

Cash                               -       -         -           -           -
                              -------    ----    ------      ------     -------

Net assets available for
  plan benefits               $13,173    $787    $1,379      $1,892     $17,231
                              =======    ====    ======      ======     =======

                              See accompanying notes.

















                                   F-2 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401 (K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 January 31, 1995
                                  (In thousands)

                                           Fund information
                          -------------------------------------------
                                      Investment    New
                          Previous    Company of  Perspec-  Leewards
                            Page       America     tive    Conversion
                          Subtotal     Subfund    Subfund    Subfund     Total
                          --------    ----------  -------- ----------   --------

  ASSETS
  ------

Investment in Michaels
  Stores, Inc. common
    stock                  $15,045                                      $15,045

Investment in mutual
  funds                      4,663     $1,524         $699                6,886

Other investments               -          -            -      $1,813     1,813

Participant loans
  receivable                   790         50            3         -        843

Contributions receivable
  (payable):
  Participants                 213         50           34         -        297
  Employer                  (3,560)        -            -          -     (3,560)
                           -------     ------         ----     -----    -------
                            (3,347)        50           34         -     (3,263)

Interfund due to/(from)         80       (139)          59         -         -

Cash                            -          -            -       1,195     1,195
                           -------     ------         ----     ------   -------

Net assets available for
  plan benefits            $17,231     $1,485         $795     $3,008   $22,519
                           =======     ======         ====     ======   =======

                              See accompanying notes.







                                   F-2 (2 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401 (K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 January 31, 1994
                                  (In thousands)

                                                 Fund information
                              -------------------------------------------------
                                                            Inter-
                                                 Growth     mediate
                                       American  Fund of   Bond Fund
                              General  Balanced  America   of America
                              Subfund  Subfund   Subfund    Subfund    Subtotal
                              -------  --------  -------   ----------  --------
  ASSETS
  ------

Investment in Michaels
  Stores, Inc. common stock   $15,832                                   $15,832

Investment in mutual funds               $420     $  748     $1,731       2,899

Participant loans receivable      331      30        110        161         632

Contributions receivable
  (payable):
  Participants                     79      21         29         32         161
  Employer                     (1,751)     -          -          -       (1,751)
                              -------    ----     ------     ------     -------
                               (1,672)     21         29         32      (1,590)

Interfund due to/(from)        (1,046)    209        345         31        (461)

Cash                              318      -          -          -          318
                              -------    ----     ------     ------     -------
Net assets available for
  plan benefits               $13,763    $680     $1,232     $1,955     $17,630
                              =======    ====     ======     ======     =======

                             See accompanying notes.












                                   F-3 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401 (K) PLAN

                                   STATEMENT OF

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                                 January 31, 1994
                                  (In thousands)

                                                Fund information
                                -----------------------------------
                                           Investment
                                Previous   Company of      New
                                  Page      America     Perspective
                                Subtotal    Subfund       Subfund       Total
                                --------   ----------   -----------    -------

  ASSETS
  ------

Investment in Michaels
  Stores, Inc. common stock     $15,832                                $15,832

Investment in mutual funds        2,899      $  953        $249          4,101

Participant loans receivable        632          51           6            689

Contributions receivable
  (payable):
  Participants                      161          23          11            195
  Employer                       (1,751)         -           -          (1,751)
                                -------      ------        ----       --------
                                 (1,590)         23          11         (1,556)

Interfund due to/(from)            (461)        269         192             -

Cash                                318          -           -             318
                                -------      ------        ----        -------

Net assets available for
  plan benefits                 $17,630      $1,296        $458        $19,384
                                =======      ======        ====        =======

                              See accompanying notes.













                                   F-3 (2 of 2)

                    MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                              STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            Year Ended January 31, 1995
                                  (In thousands)

                                          Fund information
                        -------------------------------------------------------
                                                           Inter-
                                                          mediate
                                               Growth       Bond
                                   American    Fund of     Fund of
                        General    Balanced    America     America
                        Subfund    Subfund     Subfund     Subfund     Subtotal
                        -------    --------    -------     -------     --------
Investment income:
  Interest             $    42       $  3      $   9       $   15       $    69
  Dividends                 -          26         10          128           164
  Net appreciation
    (depreciation) in
    fair value of
    investments            727        (11)         1         (167)          550
                       -------       ----      -----       ------       -------
                           769         18         20          (24)          783

Contributions:
  Participants             885        244        374          305         1,808
  Employer                 803         -          -            -            803
  Rollover of acquired
    company plan            -          -          -            -             -

Interfund transfers       (116)       (32)        18          (90)         (220)
                       -------       ----      -----       ------       -------

    Total additions      2,341        230        412          191         3,174

Distributions to
  participants          (2,931)      (123)      (265)        (254)       (3,573)
                       -------       ----      -----       ------       -------

    Net increase
      (decrease)          (590)       107        147          (63)         (399)

Net assets available
  for plan benefits:
  Beginning of year     13,763        680      1,232        1,955        17,630
                       -------       ----     ------       ------       -------
  End of year          $13,173       $787     $1,379       $1,892       $17,231
                       =======       ====     ======       ======       =======

                              See accompanying notes.



                                   F-4 (1 of 2)

                    MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

                              STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            Year Ended January 31, 1995
                                  (In thousands)

                                         Fund information
                        ---------------------------------------------
                                 Investment
                        Previous    Co. of       New        Leewards
                          Page      America   Perspective  Conversion
                        Subtotal    Subfund     Subfund      Subfund    Total
                        --------  ----------  -----------  ----------  --------
Investment income:
  Interest               $    69      $    5      $    2       $   20   $    96
  Dividends                  164          30           8           -        202
  Net appreciation
    (depreciation) in
    fair value of
    investments              550         (34)        (14)          -        502
                         -------      ------      ------       ------   -------
                             783           1          (4)          20       800

Contributions:
  Participants             1,808         351         248           -      2,407
  Employer                   803          -           -            -        803
  Rollover of acquired
    company plan              -           -           -         2,988     2,988

Interfund transfers         (220)         (4)        224           -         -
                         -------      ------      ------       ------   -------
    Total additions        3,174         348         468        3,008     6,998

Distributions to
  participants            (3,573)       (159)       (131)          -     (3,863)
                         -------      ------      ------       ------   -------

    Net increase
      (decrease)            (399)        189         337        3,008     3,135

Net assets available
  for plan benefits:
  Beginning of year       17,630       1,296         458           -     19,384
                         -------      ------      ------       ------   -------

  End of year            $17,231      $1,485      $  795       $3,008   $22,519
                         =======      ======      ======       ======   =======


                              See accompanying notes.




                                   F-4 (2 of 2)

                    MICHAELS STORES, INC. EMPLOYEES 401 (K) PLAN

                              STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            Year Ended January 31, 1994
                                  (In thousands)

                                              Fund information
                              -------------------------------------------------
                                                            Inter-
                                                 Growth     mediate
                                       American  Fund of   Bond Fund
                              General  Balanced  America   of America
                              Subfund  Subfund   Subfund    Subfund    Subtotal
                              -------  --------  -------   ----------  --------
Investment income:
  Interest                    $    24    $  2    $    5      $   11    $    42
  Dividends                        -       18         3         114        135
  Net appreciation
    (depreciation) in fair
    value of investments         (678)     30        96          19       (533)
                              -------    ----    ------      ------    -------
                                 (654)     50       104         144       (356)

Contributions:
  Participants                    780     220       292         304      1,596
  Employer                        459      -         -           -         459

Interfund transfers              (146)     52        73         (51)       (72)
                              -------    ----    ------      ------    -------

    Total additions               439     322       469         397      1,627

Distributions
  to participants              (2,722)   (110)     (132)       (402)    (3,366)
                              -------    ----    ------      ------    -------
    Net increase
      (decrease)               (2,283)    212       337          (5)    (1,739)

Net assets available
  for plan benefits:
    Beginning of year          16,046     468       895       1,960     19,369
                              -------    ----    ------      ------    -------

    End of year               $13,763    $680    $1,232      $1,955    $17,630
                              =======    ====    ======      ======    =======

                             See accompanying notes.




                                   F-5 (1 of 2)

                   MICHAELS STORES, INC. EMPLOYEES 401 (K) PLAN

                              STATEMENT OF CHANGES IN

                      NET ASSETS AVAILABLE FOR PLAN BENEFITS
                            Year Ended January 31, 1994
                                  (In thousands)

                                           Fund information
                                -----------------------------------
                                           Investment
                                Previous     Co. of       New
                                  Page       America    Perspective
                                Subtotal     Subfund      Subfund      Total
                                --------    --------    -----------   ------
Investment income:
  Interest                      $    42     $    5         $  1       $   48
  Dividends                         135         22            3          160
  Net appreciation
    (depreciation) in
    fair value of
    investments                    (533)        95           56         (382)
                                -------     ------         ----       ------
                                   (356)       122           60         (174)

Contributions:
  Participants                    1,596        282           85        1,963
  Employer                          459         -            -           459

Interfund transfers                 (72)         1           71           -
                                -------     ------         ----       ------

    Total additions               1,627        405          216        2,248

Distributions
  to participants                (3,366)      (247)         (31)      (3,644)
                                -------     ------         ----      -------
    Net increase
      (decrease)                 (1,739)       158          185       (1,396)

Net assets available
  for plan benefits:
    Beginning of year            19,369      1,138          273       20,780
                                -------     ------         ----      -------

    End of year                 $17,630     $1,296         $458      $19,384
                                =======     ======         ====      =======

                              See accompanying notes.







                                   F-5 (2 of 2)

                 MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN
                        NOTES TO FINANCIAL STATEMENTS
                               JANUARY 31, 1995


1. Description of the Plan and Basis of Presentation
   -------------------------------------------------

        The Michaels Stores, Inc. Employees 401(k) Plan (the "Plan") became effective on February 1, 1987, for eligible employees of Michaels
Stores, Inc. (the "Employer" or the "Company"). The Plan is a defined contribution plan designed to comply with the Employee Retirement Income Security Act of 1974 ("ERISA"). The following is a brief description of the Plan. Participants should refer to the plan agreement for complete information regarding the Plan.

        Merger of Leewards' Plan - Effective January 1, 1995, the Leewards Profit Sharing and 401 (k) Plan (the "Leewards' Plan") was merged with and into the Plan. The net assets of the Leewards' Plan are included in the accompanying statement of net assets available for plan benefits at January 31, 1995. Changes in Leewards' Plan's net assets available for plan benefits prior to the date of the merger are not included in the accompanying statements of changes in net assets available for plan benefits.

        Participation - Employees become eligible to participate in the Plan once they have reached the age of 21 and have completed 1,000 hours of service during the previous twelve months. Eligible employees who desire to participate in the Plan must elect to participate on the form or forms provided by the Plan's Administration Committee and authorize the Employer to make payroll deductions for contributions to the Plan.

        Contributions - Each participant may elect to have his/her salary reduced, in increments of whole percents, at a minimum of 1% up to a maximum of 15% of the participant's considered compensation, as defined by the Plan, and have the Employer contribute to the Plan the amount of such reduction ("Salary Reduction Contribution"). A participant's
Salary Reduction Contribution may not exceed an amount determined by the Internal Revenue Service each calendar year ($9,240 in 1995 and 1994). Each participant may also elect to make voluntary, after-tax contributions at a minimum of 1% up to a maximum of 10% of the participant's considered compensation ("Employee Contributions"). In addition, the Employer is required to make an annual contribution ("Employer Matching Contribution") to the account of each participant in an amount equal to 50% of the participant's Salary Reduction
Contribution up to a maximum of 6% of such participant's considered compensation. The annual Employer Matching Contribution may not exceed 3% of such participant's total considered compensation for the year.

Employer Matching Contributions are net of forfeitures, as defined, and are to be deposited no later than the date on which the Employer files its federal income tax return for such year, including any extensions which have been granted. Forfeitures of $47,000 and $266,000 were applied against Employer Matching Contributions to the Plan for the years ended January 31, 1995 and 1994, respectively. During 1994 and 1993, Employer Matching Contributions exceeded the amount required under the Plan document by $1,809,000 and $1,500,000, respectively. The excess contributions are attributable to unsecured advances made for the payment of benefits in accordance with the terms of the Plan. These excess contributions will be used to satisfy 1995 and a portion of 1996 Employer Matching Contributions.

The Plan provides for, among other things, an Investment Committee to direct Plan investments held in trust and managed by trustees (the "Trustees"), all employees of the Employer, appointed by the Board of Directors of the Employer. Participants may elect investment of their Salary Reduction Contributions and Employee Contributions in one of or in a combination of any four of the following investment options (except the Leewards Conversion Subfund):

        (a) General Subfund - consists of investments in the common stock of the Employer and idle cash utilized to purchase Employer common stock. All Employer Matching Contributions are invested in the General Subfund. At January 31, 1995, 1,174 employees participated in this subfund.

        (b) American Balanced Subfund - a mutual fund investing in both domestic growth and income producing securities seeking conservation of capital, current income, and long term growth of both capital and income. At January 31, 1995, 520 employees participated in this subfund.

        (c) Growth Fund of America Subfund - a mutual fund investing in domestic growth equities seeking growth of capital. At January 31, 1995, 759 employees participated in this subfund.

        (d) Intermediate Bond Fund of America Subfund - a mutual fund investing in intermediate term investment grade corporate bonds and government instruments seeking current income and preservation of capital. At January 31, 1995, 507 employees participated in this subfund.

        (e) Investment Company of America Subfund - a mutual fund investing in common stocks seeking long term growth of capital and income. At January 31, 1995, 710 employees participated in this subfund.

        (f) New Perspective Subfund - a mutual fund investing in both domestic and foreign securities, including both equity and debt instruments, seeking long term growth of capital. At January 31, 1995, 479 employees participated in this subfund.

        (g) Leewards Conversion Subfund - consists of investments with an insurance company in a guaranteed investment contract and a money market account. In March 1995 the investments were liquidated, less a $124,000 contract fee, and investment balances were re-directed by the participants to the investment options available, including the General Subfund. At January 31, 1995, 745 employees held funds remaining in the Leewards Conversion Subfund.

Administration of the Plan - The Plan is administered by an Administration Committee consisting of two persons, both employees of the Employer, appointed by the Employer's Board of Directors. The members of the Administration Committee serve at the discretion of the Board of Directors without compensation for their services.

A separate account is maintained for each participant. The account balances for participants are adjusted periodically as follows:

(a) Salary Reduction Contributions and Employee Contributions and any withdrawals are allocated on a monthly basis.

(b) Employer Matching Contributions are allocated to participants' accounts quarterly on January 31, April 30, July 31 and October 31.

(c) Income and gains and losses from investments are also allocated to the participants' accounts quarterly determined by the percentage which the participant's account balance at the end of the period bears to the total of all participants' account balances at that date.

Vesting - Participants become partially vested in the Employer Matching Contributions (including investment income and gains and losses thereon) at the rate of: 20% after two years of service; 40% after three years; 60% after four years; and 80% after five years. Employer Matching Contributions vest 100% upon completing six years of service (five years of service for individuals employed before May 1, 1992); attaining the age of 65; becoming disabled; or death. Salary Reduction Contributions and Employee Contributions are 100% vested and are nonforfeitable.

Withdrawals - Upon death, disability or termination of employment with the Company, participants are entitled to the vested portion of Employer Matching Contributions and 100% of Salary Reduction Contributions and Employee Contributions.

Income tax status - The Plan is designed to be a qualified plan under
Section 401(a) of the Internal Revenue Code ("Code") and exempt from federal income tax under Section 501(a) of the Code. The Plan has not yet received a favorable determination letter from the Internal Revenue Service as to the qualification for tax exempt status; however, a favorable determination letter is expected.

Salary Reduction Contributions and Employer Matching Contributions are not included in the participant's gross income for federal income tax purposes in the year such contributions are made. A participant will not be subject to federal income taxes with respect to these contributions until the amounts are withdrawn or distributed. Employee Contributions are not excluded from a participant's gross income for federal income tax purposes in the year such contributions are made.

Termination of the Plan - While the Employer has not expressed any intent to discontinue the Plan, the Employer may terminate the Plan at any time. In the event the Plan is terminated, the participants would become fully vested, and the net assets would be distributed to participants in proportion to their account balances.

2. Summary of significant accounting policies
   ------------------------------------------

Investments in the common stock of the Employer are valued at the last reported sales price on the last business day of the Plan year as reported on the NASDAQ National Market System. Investments in the mutual funds of American Funds Service Company are valued at the last reported net asset value (NAV) on the last business day of the Plan year as reported on the NASDAQ automated quotation system.

Security transactions are recorded on a trade date basis.

Contributions and interest income are recorded on the accrual basis.

3. Investments
   -----------

Investments at January 31, 1995, are as follows:

                                       Number          (In thousands)
                                      of shares     Cost        Market
                                      ---------   -------       -------
Michaels Stores, Inc. common stock    455,925     $ 3,635       $15,045
American Mutual Funds:
  American Balanced Fund               74,404         911           913
  The Growth Fund of America           63,181       1,567         1,630
  Intermediate Bond Fund of America   162,589       2,280         2,120
  The Investment Company of America    84,973       1,531         1,524
  New Perspective Fund                 49,241         698           699
Guaranteed investment contracts                     1,813         1,813
                                                  -------       -------
                                                  $12,435       $23,744
                                                  =======       =======

The net unrealized appreciation in fair value of investments was determined as follows:

                                                 (In thousands)
                                                                  Unrealized
                                     Investments,  Investments,  Appreciation
                                       at cost       at market  (Depreciation)
                                     ------------  ------------ --------------
January 31, 1995                      $12,435        $23,744       $11,309
Less: January 31, 1994                  7,682         19,933        12,251
                                      -------        -------       -------

Net unrealized appreciation in
  fair value of investments           $ 4,753        $ 3,811       $  (942)
                                      =======        =======       =======

Investments at January 31, 1994, are as follows:

                                    Number            (In thousands)
                                   of shares        Cost          Market
                                   ---------       ------        -------
Michaels Stores, Inc. common stock   490,925       $3,852        $15,832
American Mutual Funds:
  American Balanced Fund              32,632          404            420
  The Growth Fund of America          27,274          625            748
  Intermediate Bond Fund of America  120,568        1,724          1,731
  The Investment Company of America   49,259          879            953
  New Perspective Fund                15,924          198            249
                                                   ------        -------
                                                   $7,682        $19,933
                                                   ======        =======

                                              (In thousands)
                                                                Unrealized
                                 Investments,   Investments,    Appreciation
                                   at cost       at market     (Depreciation)
                                 ------------   ------------   --------------
January 31, 1994                   $7,682          $19,933        $12,251
Less: January 31, 1993              6,886           19,608         12,722
                                   ------          -------        -------
Net unrealized appreciation in
  fair value of investments        $  796          $   325        $ (471)
                                   ======          =======        ======

4.   Related party transactions
     --------------------------

     Under the terms of the Plan, all expenses and fees of the Plan are to be paid by the Employer. The Employer paid approximately
$90,000 and $70,000, respectively, for administrative and accounting fees on behalf of the Plan during fiscal 1994 and 1993, respectively.

     During fiscal 1994, the Plan sold 35,000 shares of the Employer's common stock and realized proceeds of approximately
$1,514,000. During fiscal 1993, the Plan purchased 11,319 shares of the Employer's common stock at a cost of approximately $324,000.

5.   Differences Between Financial Statements and Form 5500:
     ------------------------------------------------------

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                          (In thousands)
                                     Year Ended    Year Ended
                                     January 31,   January 31,
                                        1995         1994
                                     -----------   -----------
  Net assets available for benefits
    per the financial statements       $22,519      $19,384
  Amounts allocated to withdrawn
    participants                        (1,599)      (1,184)
                                       -------      -------

  Net assets available for benefits
    per the Form 5500                  $20,920      $18,200
                                       =======      =======

The following is a reconciliation of distributions paid to participants per the financial statements to the Form 5500:

                                          (In thousands)
                                     Year Ended    Year Ended
                                     January 31,   January 31,
                                        1995          1994
                                     -----------   -----------
  Distributions paid to participants
    per the financial statements        $3,863       $3,644
  Add: Amounts allocated to withdrawn
    participants at January 31, 1995
    and 1994, respectively               1,599        1,184
  Less: Amounts allocated to withdrawn
    participants at January 31, 1994
    and 1993, respectively              (1,184)        (800)
                                        ------       ------

  Distributions paid to participants
    per the Form 5500                   $4,278       $4,028
                                        ======       ======

Amounts allocated to withdrawn participants are recorded on the Form 5500 for termination distributions that have been processed and approved for payment prior to year-end but not yet paid.

                                                       Schedule 1
                                                       ----------

               MICHAELS STORES, INC. EMPLOYEES 401(K) PLAN

             SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             January 31, 1995

                                                (In thousands)
                                Number of                  Fair
Description                       Shares       Cost        Value
-----------                     ---------     -------     -------
Michaels Stores, Inc.
  common stock                   455,925      $ 3,635     $15,045

American Mutual Funds:
  American Balanced Fund          74,404          911         913
  The Growth Fund of America      63,181        1,567       1,630
  Intermediate Bond Fund
    of America                   162,589        2,280       2,120
  The Investment Company
    of America                    84,973        1,531       1,524
  New Perspective Fund            49,241          698         699

Guaranteed investment
  contracts                                     1,813       1,813

Participant loans
  receivable (Interest
  rates range from 7% to 9.5%
  with maturities from February,
  1995 to November, 2004)                         843         843
                                              -------     -------

                                              $13,278     $24,587
                                              =======     =======

                                                                   Schedule 2
                                                                   ----------


                          MICHAELS STORES, INC. EMPLOYEES 401 (K) PLAN

                                  REPORTABLE TRANSACTIONS

                                Year Ended January 31, 1995


                          Number of                (In thousands)
                        transactions    ----------------------------------------
                       ---------------  Purchase  Sales   Cost of       Net
Description of assets  Purchases Sales   price    price  assets sold  gain(loss)
                       --------- -----  --------  -----  -----------  ----------

Category iii - Series of securities transactions in excess of 5% of the Plan
----------------------------------------------------------------------------
  assets at February 1, 1994
  --------------------------
Michaels Stores, Inc.
  common stock              -      6    $     -   $1,514  $   216     $ 1,298


There were no category i, ii or iv reportable transactions during 1994.

                      CONSENT OF INDEPENDENT AUDITORS


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-11985) pertaining to the Michaels Stores, Inc. Employees 401(k) Plan and in the related Prospectus and in the Registration Statement (Form S-8 No. 33-21573) pertaining to the Moskatel's Inc. Savings/Retirement Plan and in the related Prospectus of our report dated August 11, 1995, with respect to the financial statements and schedules of the Michaels Stores, Inc. Employees 401(k) Plan included in this Annual Report (Form ll-K) for the year ended January 31, 1995.




                                         ERNST & YOUNG LLP


Dallas, Texas
August 11, 1995